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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

November 9, 2011

Re:	Delphi Automotive PLC Amendment No. 6 to the Registration Statement on Form S-1 Filed November 7, 2011 File No. 333-174493

Mr. J. Nolan McWilliams

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. McWilliams:

We are writing this letter to respond to the comment letter (the “Comment Letter”) of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated November 8, 2011 with respect to Amendment No. 6 (“Amendment No. 6”), filed November 7, 2011, to the Registration Statement on Form S-1 (the “Registration Statement”) (File No. 333-174493) filed by Delphi Automotive PLC (the “Company”). For your convenience, we have reproduced the Staff’s comment preceding each response. In connection herewith, the Company is filing Amendment No. 7 (“Amendment No. 7”) to the Registration Statement. All page references are to the version of Amendment No. 7 filed on the date hereof.

Please find enclosed four copies of Amendment No. 7 marked to show changes from Amendment No. 6. The changes reflected in Amendment No. 7 principally include those made in response to the comments of the Staff in the Comment Letter as well as a small number of other changes that are intended to update and clarify the information presented.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Dilution, page 45

1. Please revise your definition of tangible book value per share to disclose that the numerator is calculated using total tangible assets less total liabilities.

The Company has revised the disclosure on page 45 accordingly.

Mr. J. Nolan McWilliams	2	November 9, 2011

Principal and Selling Shareholders, page 161

2. Refer to footnote (8) to the selling shareholders table. We note that the selling shareholders have disclaimed beneficial ownership of ordinary shares “except to the extent of any pecuniary interest therein.” Please note that beneficial ownership is not determined based on pecuniary interest. Please revise footnotes (8) to (16), (18) to (29), and (31) to (32) accordingly or tell us why such a disclaimer is appropriate. Refer to Exchange Act Rule 13d-3(a).

The Company advises that it has revised the disclosure in the Registration Statement to remove references to the above-mentioned language in the footnotes to the selling shareholders table. Please see pages 163 through 168.

The Company notes that Rule 13d-4 under the Exchange Act of 1934, as amended, states that: “[a]ny person may expressly declare in any statement filed that the filing of such statement shall not be construed as an admission that such person is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.” Accordingly, the Company has added to the Registration Statement a statement to this effect. Please see page 161.

3. Please identify the 30 selling shareholders referenced in footnote (33) or tell us why it is appropriate for these selling shareholders to be identified as a group in this manner.

The Company has relied on the Staff’s Compliance and Disclosure Interpretation 240.01 to Item 507 of Regulation S-K, dated July 3, 2008, which indicates that:

“the Division staff has permitted this disclosure to be made on a group basis, as opposed to an individual basis, where the aggregate holding of the group is less than 1% of the class prior to the offering. Where the aggregate holding of the group is less than 1% of the class but for a few major shareholders, the disclosure for the members of the group other than the major shareholders also may be made on a group basis.”

The Company advises the Staff that the 30 selling shareholders that are grouped together in the aggregate represent less than 1% of the shares immediately prior to and after the offering, and as such, the Company believes that it is appropriate to identify the holdings of the selling shareholders as a group in this manner.

Exhibit 5.1

4. The assumptions in paragraphs 3.1.4, 3.1.6, and 3.1.7 are inappropriate. Please have counsel revise its opinion to remove these assumptions or tell us why the assumptions are appropriate.

Carey Olsen has deleted these assumptions from the legality opinion and the Company has re-filed the opinion as Exhibit 5.1 to Amendment No. 7.

5. Refer to paragraph 6.4. Investors are entitled to rely on the legality opinion. Please have counsel remove “solely” from this paragraph.

The legality opinion has been revised accordingly.

*    *    *

Mr. J. Nolan McWilliams	3	November 9, 2011

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-4111 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan

cc:	Justin Dobbie (Securities and Exchange Commission, Division of Corporation Finance)

Heather Clark (Securities and Exchange Commission, Division of Corporation Finance)

Linda Cvrkel (Securities and Exchange Commission, Division of Corporation Finance)

cc w/o encl.:	Kevin P. Clark, Vice President and Chief Financial Officer

David M. Sherbin, Vice President, General Counsel, Secretary and Chief Compliance Officer

c/o Delphi Automotive LLP

Via facsimile (248) 813-2103

Richard B. Aftanas

Skadden, Arps, Slate, Meagher & Flom LLP

Via facsimile (917) 777-4112